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                                                                   Exhibit 12

                             Fleming Companies, Inc.
               Computation of Ratio of Earnings to Fixed Charges


                                                      16 Weeks Ended
                                                  April 19,     April 20,
(In thousands of dollars)                           1997         1996
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Earnings:
 Pretax income                                    $11,202       $12,096
 Fixed charges, net                                60,562        66,603
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      Total earnings                              $71,764       $78,699

Fixed charges:
 Interest expense                                 $48,822       $52,430
 Portion of rental charges
   deemed to be interest                           11,627        14,062
 Capitalized interest                                   -             -
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      Total fixed charges                         $60,449       $66,492

Ratio of earnings to fixed charges                   1.19          1.18


"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.